

Heal Rapidly, LLC
(the "Company")
an Oregon Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024

TABLE OF CONTENTS



RNB CAPITAL

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Heal Rapidly, LLC. Management

We have reviewed the accompanying financial statements of Heal Rapidly, LLC (the Company) which comprise the statement of financial position as of December 31, 2024, and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. While certain circumstances may create uncertainties about the Company's ability to sustain its current operations, it is important to recognize that these challenges are inherent to the early stages of the company's lifecycle. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

RNB Capital LLC

Tamarac, FL
April 9, 2025

HEAL RAPIDLY, LLC
STATEMENT OF FINANCIAL POSITION

		As of December 31,	
		2024	**2023**
ASSETS			
Current Assets:			
Cash & cash equivalents	$	83	1,669
Total Current Assets		83	1,669
TOTAL ASSETS	$	**83**	**1,669**
LIABILITIES AND EQUITY			
Current Liabilities:			
Shareholders Loan	$	2,870	-
Total Current Liabilities		2,870	-
TOTAL LIABILITIES	$	2,870	-
EQUITY			
Member's Capital	$	10,000	10,000
Accumulated Deficit		(12,787)	(8,331)
TOTAL EQUITY		(2,787)	1,669
TOTAL LIABILITIES AND EQUITY	$	83	1,669

See Accompanying Notes to these Unaudited Financial Statements

HEAL RAPIDLY, LLC
STATEMENT OF OPERATIONS

		Year Ended December 31,	
		2024	**2023**
Operating Expenses			
General and Administrative	$	5,349	8,331
Total Operating Expenses	$	**5,349**	**8,331**
Total Loss from Operations	$	**5,349**	**8,331**
Net Income (Loss)	$	**(5,349)**	**(8,331)**

See Accompanying Notes to these Unaudited Financial Statements

HEAL RAPIDLY, LLC
STATEMENT OF MEMBERS' EQUITY

	Member's Capital		Retained earnings	Total Shareholder's
	# of Units	$ Amount	(Deficit)	Equity
Inception at 3/20/23	-	-	-	-
Contribution	10,000	10,000	-	10,000
Net income (loss)			(8,331)	(8,331)
Ending balance at 12/31/23	**10,000**	**10,000**	**(8,331)**	**1,669**
Contribution	-		-	-
Prior Period Adjustment	-	-	(894)	(894)
Net income (loss)	-	-	(5,349)	(5,349)
Ending balance at 12/31/24	**10,000**	**10,000**	**(12,787)**	**(2,787)**

See Accompanying Notes to these Unaudited Financial Statements

HEAL RAPIDLY, LLC
STATEMENT OF CASH FLOWS

		2024	2023
OPERATING ACTIVITIES			
Net Income (Loss)	$	(5,349)	(8,331)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Prior Period Adjustment		894	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		894	-
Net Cash (used in) Operating Activities		(4,456)	(8,331)
INVESTING ACTIVITIES		-	-
Net Cash provided by (used in) Investing Activities		-	-
FINANCING ACTIVITIES			
Member's Capital	$	-	10,000
Shareholders Loan		2,870	-
Net Cash provided by Financing Activities		2,870	-
Cash at the beginning of period		1,669	10,000
Net Cash increase (decrease) for period		(1,585)	-
Cash at end of period	$	83	1,669

See Accompanying Notes to these Unaudited Financial Statement

HEAL RAPIDLY, LLC
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Heal Rapidly, LLC ("the Company") was formed on March 20, 2023, in Oregon as a limited liability company. The Company is currently in the pre-revenue stage and is developing a patent-pending topical wound dressing designed to accelerate wound healing, reduce pain, and minimize the risk of infection.

The Company plans to raise $500,000 in capital through a Regulation CF crowdfunding campaign on WeFunder commencing in January 2025. The proceeds from this funding round will be utilized to:

- Obtain FDA approval for the topical wound dressing.
- Fund activities, including marketing and sales channel development.
- The Company intends to launch its product in September 2025.

The Company will operate virtually, leveraging third-party partners for key operational functions:

- Manufacturing and Bottling: The Company will contract with a third-party manufacturer and bottler for the production of the wound dressing.
- Sales and Fulfillment: Amazon will serve as the primary sales and fulfillment channel, responsible for order processing, shipping, and customer returns.
- Marketing and Sales: The Company will maintain a dedicated website for marketing and customer engagement.
- The Company's target market is the United States.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Substantial Doubt About the Entity's Ability to Continue as a Going Concern:</u>

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past two years. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. As noted in Note 1, the Company has a strategic plan to launch its product in September 2025 and begin full marketing and sales efforts. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024.

<u>Cash and Cash Equivalents</u>

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $83 and $1,669 in cash as of December 31, 2024 and December 31, 2023 respectively.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

<u>General and Administrative</u>

General and administrative (G&A) expenses encompass various costs associated with the Company's activities, such as accounting, IP attorney, consultants, and other miscellaneous expenses.

<u>Income Taxes</u>

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company entered into a shareholder loan with owner Thomas Konowalchuk. As of December 31, 2024, the loan balance is $2,870 and carries terms of 0% interest and was due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

As of December 31, 2024, the company had a shareholders loan with Thomas Konowalchuk the terms are disclosed in note 3.

NOTE 6 – EQUITY

As of December 31, 2024, the Company's authorized equity consists of 1,000,000 units, of which 730,000 units have been issued to four members and 270,000 units remain unallocated. The unallocated shares are earmarked for future fundraising, such as the anticipated CF fundraising on WeFunder.

Voting interests are consistent with Sharing Ratios.

Profit and Losses shall be allocated in accordance with Sharing Ratios.

A summary of the percentage owners is as follows:

Name	Ownership
Thomas Konowlchuk	83.56%
Michael Bardy	13.7%
J William Savage and Carol Hepburn	1.37%
Diana Cristina Mejia	1.37%
Total	**100%**

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 9, 2025, the date these financial statements were available to be issued.

On March 21, 2025, the Company estimated the allocation of convertible notes to 43 investors through its crowdfunding campaign on WeFunder, totaling $78,700. The notes will carry a 10% annual interest rate and are set to convert in two years.